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                              July 5, 2022

       Lei Wang
       Chief Executive Officer
       Guardforce AI Co., Ltd.
       10 Anson Road, #28-01 International Plaza
       Singapore 079903

                                                        Re: Guardforce AI Co.,
Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed April 1, 2022
                                                            File No. 001-40848

       Dear Ms. Wang:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.



       Form 20-F for Fiscal Year Ended December 31, 2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1.                                                   Please make
arrangements for your auditors to revise their audit report to reference:
                                                            International
Financial Reporting Standards as issued by the International Accounting
                                                             Standards Board
and
                                                            the standards of
the Public Company Accounting Oversight Board (United States),
                                                             rather than just
their auditing standards. Refer to PCAOB Auditing Standard 3101 and Rule 1-02(d)
of Regulation S-X.
                                                        It also appears that in
the sixth paragraph of the audit report that:
                                                            the reference to
Note 1 should be to Note 2 and
                                                            the reference to
negative cash flows from operating activities is inconsistent with your cash inflows
from operating activities for each of the three years ended
                                                             December 31, 2021
shown in your statements of cash flows on page F-9.
                                                        Finally, it appears
that the net loss for the year ended December 31, 2021 referenced in the
 Lei Wang
Guardforce AI Co., Ltd.
July 5, 2022
Page 2
         eighth paragraph differs from the net loss presented in your statements of profit and loss on page F-6. Once your auditors have corrected all of these discrepancies in their report, please file an amended Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions.



FirstName LastNameLei Wang                                    Sincerely,
Comapany NameGuardforce AI Co., Ltd.
                                                              Division of
Corporation Finance
July 5, 2022 Page 2                                           Office of Trade &
Services
FirstName LastName